Exhibit 99.3

Annual General Shareholders Meeting of	Annual General Shareholders Meeting
MeaTech 3D Ltd.	MeaTech 3D Ltd.
Date: September 13, 2021	to be held September 13, 2021
See Voting Instruction On Reverse Side.	For Holders as of August 6, 2021
Please make your marks like this: ☒ Use pen only

			For	Against	Abstain

● Mark, sign and date your Voting Instruction Form.
● Detach your Voting Instruction Form.
● Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. New York Time September 8, 2021.

PROXY TABULATOR FOR
MEATECH 3D LTD.
P.O. BOX 8016
CARY, NC 27512-9903

1.	to reelect as directors of the Company:		☐	☐	☐

	1a.	Mr. Steven H. Lavin;	☐	☐	☐

	1b.	Mr. Daniel Ayalon;	☐	☐	☐

	1c.	Mr. Sharon Fima;	☐	☐	☐

	1d.	Mr. Omri Schanin; and	☐	☐	☐

	1e.	Ms. Sari Singer;	☐	☐	☐

2.	to approve the compensation payable to our current and future directors;		☐	☐	☐

3.	to approve the compensation payable to Mr. Sharon Fima, our Chief Executive Officer, Chief Technology Officer and Director;		☐	☐	☐
			Yes	No
	3a.	Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 3?	☐	☐
			For	Against	Abstain
4.	to approve the compensation payable to Mr. Omri Schanin, our Deputy Chief Executive Officer and Director;		☐	☐	☐

5.
to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;
			☐	☐	☐

*
as defined under the Israeli Companies Law, 1999, as described in the Company’s proxy statement. If you do not mark the relevant box, to confirm whether you are a Controlling Shareholder or have a Personal Interest, your vote will not be counted.

EVENT #

CLIENT #
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

MeaTech 3D Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 p.m. NYC Time on September 8, 2021)

The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of MeaTech 3D Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business August 6, 2021, at the Company’s Annual General Shareholders Meeting to be held on September 13, 2021, at 4:00 p.m. Israel time (9:00 a.m. EDT) at our executive offices at 18 Einstein St., Ness Ziona, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

(Continued and to be marked, dated and signed, on the other side)